Mr. Jeff J.F. Feng                     Ruth Shaer/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-5305
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: rshaer@sha-ir.com
Fax: (011) 86-752-2803-101


                  QIAO XING UNIVERSAL TELEPHONE, INC. REPORTS
                       THIRD QUARTER FISCAL 1999 RESULTS


GUANGDONG, CHINA (December 10, 1999) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) today reported financial results for the third quarter of its fiscal year ended September 30, 1999.

For the third quarter of fiscal 1999, net sales were $10.5 million compared to $9 million for the third quarter of 1998. Net income for the 1999 quarter was $820,000, or $0.09 per diluted share, versus net income of $850,000, for the corresponding period last year.

Net sales for the nine months ended September 30, 1999 were $32.1 million compared to $34.7 million in the first nine months of 1998. The decrease in net sales was due to the Company's more stringent credit policy.

For the nine months ended September 30, 1999, net income was $3.53 million, or $0.38 per diluted share, compared to net income of $4.53 million, or $0.57 per diluted share, for the corresponding period in 1998. The increase in selling expenses was due to an expanded advertising campaign to market the Company's products. Meanwhile, general and administrative expenses were reduced by almost 30%.

Commented Mr. Rui Lin Wu, chairman of Qiao Xing Universal Telephone, Inc.: "We are pleased with the increase in net sales during the third quarter and the decrease in general and administrative expenses, which reflects our sound cost reduction strategy. In addition, we believe that the combination of the revitalization of China's economy, the potentially positive affect of the WTO on global marketing, along with our strong sales network, positions us extremely well for growth. In fact, "Mr. Wu concluded, "we are expecting a measurable increase in sales in the first quarter of 2000."

In August 1995, Qiao Xing became the first telephone manufacturer in China to be awarded the ISO 9001 Quality System Accreditation. The Company currently produces 165 corded models and 25 cordless models and has an extensive nationwide sales network that comprises over 1,000 retail outlets in PRC.

                                   -  more -

Qiao Xing Universal Telephone, Inc.
Page Two



This press release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                         [financial statements follow]

                      Qiao Xing Universal Telephone, Inc.

                  Consolidated Income Statement of operation

                                             Third Quarter of     Third Quarter of     Nine months ended      Nine months ended
                                                   1999                 1998            Sept. 30, 1999         Sept. 30, 1998
                                                (Unaudited)          (Unaudited)          (Unaudited)            (Unaudited)
                                                  US$'000              US$'000              US$'000                US$'000
                                          ----------------------------------------   -------------------   ----------------------
Sales, net                                        10,476              9,000                  32,118                 34,724
Cost of sales                                     (7,901)            (5,984)                (21,283)               (23,622)
                                          ----------------------------------------   -------------------   ----------------------
Gross profit                                       2,575              3,016                  10,835                 11,102
Selling expenses                                    (540)              (897)                 (3,030)                (2,010)
Operating expenses                                  (695)              (885)                 (1,751)                (2,463)
Interest expenses                                   (267)              (180)                   (858)                  (622)
Interest income                                        6                  3                      97                     25
Other Income (expenses), net                          20                 89                       1                     67
                                          ----------------------------------------   -------------------   ----------------------
Income before tax                                  1,099              1,146                   5,294                  6,099
Provision for income tax                            (139)              (141)                 (1,267)                  (769)
Transfer to statutory reserve                        (51)               (52)                    (76)                  (237)
                                          ----------------------------------------   -------------------   ----------------------
Income before minority interests                     909                953                   3,951                  5,093
Minority interests                                   (89)              (104)                   (424)                  (560)
                                          ----------------------------------------   -------------------   ----------------------
Net Income                                           820                849                   3,527                  4,533
                                          ========================================   ===================   ======================
Weighted average number of shares
outstanding                                    9,314,000          7,914,000               9,314,000              7,914,000
                                          ========================================   ===================   ======================
Earnings per common share                           0.09               0.11                    0.38                   0.57
                                          ========================================   ===================   ======================